August 30, 2013

Mr. Jeffrey P. Riedler
Assistant Director
United States Securities & Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE:	Cleveland BioLabs, Inc.
Form 10-K
Filed March 18, 2013
File No. 001-32954

Dear Mr. Riedler,

On behalf of Cleveland BioLabs Inc. (“CBLI” or the “Company”), we are responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 5, 2013 regarding CBLI’s annual report on Form 10-K for the fiscal year ended December 31, 2012 filed with the Commission on March 18, 2013 (the “2012 Form 10-K”).

For the Staff’s convenience, CBLI has repeated the Staff’s comments below in italicized type, with our responses provided below each comment.

Comment:

We note your statement on page 15 that under the Cleveland Clinic Foundation agreement effective as of July 1, 2004, you agreed to make certain milestone, royalty and sublicense royalty payments. Please disclose the milestone payments paid to date, milestone payments to be paid, and the royalty rates under this agreement. Please also disclose the material termination provisions under this agreement;

Response:

In response to the Staff’s request to provide additional information, CBLI proposes that its disclosure in future periodic reports related to the above comment from the Staff would be similar to the disclosure provided below in italics. The underlined italicized text represents enhanced disclosure to be included in future periodic filings. Note that CBLI submitted an application under Rule 24b-2 requesting confidential treatment for certain information contained in the second amendment to the license agreement between CBLI and The Cleveland Clinic Foundation. This application related to, among other things, certain milestone payments and royalty rates for the Panacela products under the second amendment to the license agreement. On December 16, 2011, the Commission granted CBLI’s application to treat such information confidentiality.

Securities & Exchange Commission
Division of Corporate Finance
August 30, 2013

We entered into an exclusive license agreement with The Cleveland Clinic Foundation (“CCF”) effective as of July 1, 2004, as amended March 22, 2010, pursuant to which we were granted an exclusive license to CCF’s research base underlying our therapeutic platform (the CBLC100, CBLB500 and CBLB600 series). We entered into a second amendment to the exclusive license agreement with CCF effective as of September 22, 2011, pursuant to which we were granted an exclusive license to CCF’s research base underlying Arkil, Mobilan and Revercom (the “Panacela Products”). In consideration for obtaining this exclusive license, we agreed to issue CCF common stock and make certain milestone, royalty and sublicense royalty payments. Under the license agreement, CBLI agreed to make payments to CCF as our product candidates progress through certain developmental milestones. These milestone payments may be credited against future royalties owed to CCF under the exclusive license agreement. Under the exclusive license agreement, CBLI has agreed to pay CCF royalties of (a) 2% of net sales of any product candidate under a licensed patent solely owned by CCF; and (b) 1% of net sales of any product candidate under a licensed patent which is jointly owned by CCF and CBLI. Further, if CBLI receives upfront sublicense fees or sublicense royalty payments for sublicenses granted by CBLI to third parties for any licensed patents solely owned by CCF, CBLI will pay CCF (i) 35% of such fees if the sublicense is granted prior to filing an Investigational New Drug application (“IND”), (ii) 20% of such fees if the sublicense is granted after an IND filing but prior to final approval of the Product License Application (“PLA”) or NDA, or (iii) 10% of such fees if the sublicense is granted after final approval of the relevant PLA/NDA, provided that such sublicense fees shall not be less than a specified fraction of one percent of net sales. The above rates are reduced by 50% if the licensed patent is jointly owned by CCF and CBLI.

The milestone payments payable to CCF under the exclusive license agreement are as follows:

Milestone Description	For Products Limited to Biodefense Uses	For All Other Products (Maximum amount)*
For any IND filing for a product	$ 50,000	$ 50,000
For any product entering Phase II clinical trials or similar registration	100,000	250,000
For any product entering Phase III clinical trials	-	700,000
For any product license application, biologic license application or NDA Filing for a product	350,000	1,500,000
Upon regulatory approval permitting any product to be sold to the commercial market	1,000,000	4,000,000
*Maximum amounts listed for achievement of milestone in United States. If milestones are reached in another country first, milestone payments will be prorated for certain products under the license based on the market size for the product in such country as that market relates to the then current U.S. market.

Under the second amendment to the exclusive license agreement, CBLI has also agreed to make milestone payments of up to approximately $6.5 million for each Panacela Product that achieves certain developmental and regulatory milestones, provided that if the Panacela Product is jointly owned by CBLI and CCF, the milestone amounts will be reduced by 50%.

Securities & Exchange Commission
Division of Corporate Finance
August 30, 2013

Through December 31, 2012, CBLI has paid CCF $150,000 for milestone payments on products limited to biodefense uses, and $400,000 for all other products.

As each patent covered by this license agreement expires, the license agreement will terminate as to such patent. CCF may terminate the license upon a material breach by us, as specified in the agreement. However, we may avoid such termination if we cure the breach within 90 days of receipt of a termination notice. CBLI may terminate the license agreement in its entirety or any specific patent licensed under the agreement by giving at least 90 days written notice of such termination to CCF.

Comment:

We note your statement on page 16 that you have entered into an agreement with RPCI in December 2007. Please disclose the milestone payments paid to date, milestone payments to be paid, and the royalty rates under this agreement. Please also disclose the material termination provisions under this agreement. Additionally please file this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please provide us with an analysis supporting your determination that the agreement is not material to the company

Response:

On December 20, 2007, CBLI entered into an Exclusive License and Option Agreement with Roswell Park Cancer Institute (“RPCI”), pursuant to which, among other things, CBLI was granted an option to license certain technology developed by RCPI during the term of the agreement.  The option to license future technology from RPCI represents a potential source by which CBLI may expand its product pipeline.  CBLI believes the methods by which it intends to expand the Company’s product pipeline are important to investors and, therefore, CBLI included a brief description of the agreement in its 2012 Form 10-K.  However, if CBLI exercises its option to license technology pursuant to this agreement, the terms of any license negotiated by the parties may be different than the terms included in the Exclusive License and Option Agreement since the terms of the agreement are only guidelines from which the parties will begin negotiations and no material technology has been licensed from RPCI based on such terms. As a result, CBLI does believe the agreement, as a whole, is material to the Company at this time and it may in fact be misleading to investors to include a description of the payment provisions of any future licenses given the likelihood that such terms would materially change in any definitive agreement negotiated by the parties. As a result, CBLI has not filed this agreement in its periodic filings and does not believe it is appropriate to do so at this time.

In order to provide additional clarification regarding the importance of the agreement, CBLI proposes that its disclosure in future periodic reports related to the above comment from the Staff would be similar to the disclosure provided below in italics. Note that underlined italicized text represents enhanced disclosure to be included in future periodic filings.

Securities & Exchange Commission
Division of Corporate Finance
August 30, 2013

In December 2007, CBLI entered into an agreement with RPCI pursuant to which we have an option to exclusively license any technological improvements to our foundational technology developed by RPCI for the term of the agreement. We believe the company’s option to license additional technology under the agreement potentially provides us with access to additional technology that may supplement our product pipeline in the future. If we elect to exercise our option to exclusively license any technology improvements from CBLI, we anticipate the parties will negotiate definitive terms that may be different than the terms included in this agreement. Pursuant to this agreement, we have exercised our option to exclusively license certain rights relating to CBL0102. In consideration for this option and exclusive license, we agreed to make certain milestone, royalty and sublicense royalty payments. RPCI may terminate the license upon a material breach by us; however, we may avoid such termination if we cure the breach within 90 days of receipt of a termination notice. CBLI may terminate the agreement in whole or as to any specific patent licensed under the agreement by giving at least 60 days written notice of such termination to RPCI. The license does not have a specified term; however, as each patent covered by this license agreement expires, the royalties to be paid on each product relating to the licensed patent shall cease.

Comment:

We note your statement on page 16 that Panacela and RPCI entered into a license agreement in September 2011. Please disclose the milestone payments paid to date, milestone payments to be paid, and the royalty rates under this agreement. Please also disclose the material termination provisions under this agreement

Response:

In response to the Staff’s request to provide additional information, CBLI proposes that its disclosure in future periodic reports related to the above comment from the Staff would be similar to the disclosure provided below in italics. The underlined italicized text represents enhanced disclosure to be included in future periodic filings. Note that CBLI submitted an application under Rule 24b-2 requesting confidential treatment for certain information contained in the license agreement between Panacela and RPCI entered into in September 2011.  This application related to, among other things, the milestone payments and royalty rates under the license agreement. On December 16, 2011, the Commission granted CBLI’s application to treat such information confidentiality.

In September 2011, Panacela entered into an agreement with RPCI to exclusively license certain rights to our Mobilan, Antimycon, Arkil and Revercom technologies and to non-exclusively license certain know-how relating to the aforementioned product candidates and Xenomycin for the limited purposes of research and development and regulatory, export and other government filings. In consideration for obtaining these licenses, Panacela agreed to make certain milestone, royalty and sublicense royalty payments. Under these agreements, Panacela has a right to exclusively license (a) any technological improvements to the Mobilan, Antimycon, Arkil, Revercom and Xenomycin technologies developed by RPCI before September 2016, and (b) any technology jointly developed by Panacela and RPCI.

Securities & Exchange Commission
Division of Corporate Finance
August 30, 2013

As Mobilan, Antimycon, Arkil and Revercom progress through developmental and regulatory milestones in the United States, Panacela will pay RPCI milestone payments of up to an aggregate of approximately $2.5 million if all developmental and regulatory milestones are achieved for each licensed product. Additionally, Panacela will owe additional payments when Mobilan, Antimycon, Arkil and Revercom achieve similar development milestones in countries outside the United States.   Panacela has also agreed to pay RPCI up to an aggregate of $1.5 million for each licensed  product other than Mobilan, Antimycon, Arkil and Revercom that achieves certain regulatory and development milestones. Through December 31, 2012, Panacela has not made any milestone payments to RPCI related to the above mentioned license agreement.

Upon commercialization of a product that results from the technology licensed under the agreement, Panacela will owe RPCI royalty payments on net sales based on percentages in the low single digits.  In addition, if Panacela sublicenses any of the licensed products, Panacela will owe sublicensing fees ranging from 5% to 15% of fees recieved from sublicense by Panacela or an affiliate depending upon whether or not an IND has been filed or final approval of the relevant NDA has been obtained for such licensed product.

Unless otherwise terminated, the licenses in respect of know-how will terminate after 20 years, and the licenses with respect of each patent will terminate as each patent expires. Panacela may terminate the license agreement in whole or as to any specific patent licensed under the agreement by giving at least 60 days written notice of such termination to RPCI.  RPCI may terminate the license upon a material breach by us, as specified in the agreement. However, we may avoid such termination if we cure the breach within 90 days of receipt of a termination notice (or 30 days if notice relates to non-payment of amounts due to RPCI). The agreement will, subject to certain exceptions, automatically terminate with respect to a licensed product if Panacela fails to market, promote and otherwise exploit the licensed technology so that RPCI does not receive a royalty payment during any 12 month period after the first commercial sale of such licensed product.

Comment:

We note your statement on page 16 that Panacela and CCIA entered into a license agreement in September 2011. Please disclose the milestone payments paid to date, milestone payments to be paid, and the royalty rates under this agreement. Please also disclose the material termination provisions under this agreement.

Response:

In response to the Staff’s request to provide additional information, CBLI proposes that its disclosure in future periodic reports related to the above comment from the Staff would be similar to the disclosure provided below in italics. The underlined italicized text represents enhanced disclosure to be included in future periodic filings. Note that CBLI submitted an application under Rule 24b-2 requesting confidential treatment for certain information contained in the license agreement between Panacela and Children's Cancer Institute Australia (“CCIA”).  This application related to, among other things, the milestone payments and royalty rates under the license agreement. On December 16, 2011, the Commission granted CBLI’s application to treat such information confidentiality.

Securities & Exchange Commission
Division of Corporate Finance
August 30, 2013

In September 2011, Panacela entered into an agreement with Children's Cancer Institute Australia (“CCIA”) to exclusively license certain rights to our Antimycon technology. Under this agreement, Panacela has the right to exclusively license any inventions developed by CCIA relating to the Panacela compounds. Under the license agreement, Panacela has agreed to make aggregate milestone payments of up to approximately $6.5 million for each licensed product that achieves certain developmental and regulatory milestones in the United States. Where the licensed product is jointly owned by Panacela and CCIA, the above milestone amounts will be reduced by 50%. Further, when such milestones are achieved in any other countries the above milestone amounts will be reduced based on the proportion of the pharmaceutical market size of the other countries as compared to the United States, with the maximum amount of each milestone payment being the amount due for the United States. Any milestone payments made to CCIA may be credited against future royalties owed to CCIA under the license agreement.  Through December 31, 2012, Panacela had not made any milestone payments to CCIA related to the license agreement.

Upon commercialization of a product that results from the technology licensed under the agreement, Panacela will owe CCIA royalty payments on net sales based on percentages in the low single digits depending upon whether the licensed product is owned solely by CCIA or is jointly owned by Panacela and CCIA.  In addition, if Panacela sublicenses any of the licensed products, it will owe CCIA a sublicense fee ranging from 10% to 20% of the fees recieved from the sublicensee by Panacela depending upon whether or not an IND has been filed or an NDA has been approved for such licensed product, and Panacela will owe between 30% and 40% of the fees recieved from the sublicensee if an IND has not been filed prior to granting the sublicense. Each of the sublicense fees payable will be reduced when the sublicense is jointly owned by Panacela and CCIA.

Although the license does not have a specified term, the royalty term is 20 years. CCIA may terminate the license upon Panacela’s failure to either pay a material amount due under the agreement or upon a material breach of the agreement, including a breach of Panacela’s diligence obligations under the agreement.  In each case, Panacela will have a 90 day period in which to cure such a breach. Panacela may terminate the license agreement in whole or as to any specific patent licensed under the agreement by giving 60 days written notice of such termination to CCIA.

In connection with this response, CBLI acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have had an opportunity to review the above responses to your comments, please call me at (716) 849-6810 to discuss any further questions or comments you might have concerning CBLI's responses.

Securities & Exchange Commission
Division of Corporate Finance
August 30, 2013

Very truly yours,

/s/ Yakov Kogan
Yakov Kogan, Ph.D., MBA
Chief Executive Officer
Cleveland BioLabs, Inc.

cc:

Mr. Matthew Jones, Division of Corporation Finance, Securities and Exchange Commission
Mr. Daniel Greenspan, Division of Corporation Finance, Securities and Exchange Commission
Mr. C. Neil Lyons, Cleveland BioLabs, Inc.
Ms. Leah Brownlee, Cleveland BioLabs, Inc.
Mr. William Smith, Meaden & Moore LLP